AB 3/24

[redacted]

11020408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8 - 67721

*KH 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLAYLOCK ROBERT VAN, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric V. Standifer — 510-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, PC
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLAYLOCK ROBERT VAN, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SARA M. PEREZ
COMM. #1911879
Notary Public - California
Alameda County
My Comm. Expires Nov. 30, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

BLAYLOCK ROBERT VAN, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-10

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Blaylock Robert Van, LLC

We have audited the accompanying statement of financial condition of Blaylock Robert Van, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock Robert Van, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2011

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	792,311
Receivables from clearing brokers, including clearing deposits of $525,000		1,257,277
Investment banking receivables		1,155,803
Investment in private partnership, at fair value		3,731,451
Management fee receivable (see note 15)		42,662
Securities owned, at fair value		169,739
Securities pledged under subordinated loan agreement		650,000
Deferred compensation		186,000
Fixed assets, net		197,741
Other assets		361,731
	$	8,544,715
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	29,750
Accounts payable and accrued expenses		930,913
Interest payable (see note 15)		7,551
Loan payable (see note 15)		1,294,458
Participation agreement		120,000
Total Liabilities		2,382,672
Liabilities subordinated to claims of general creditors		650,000
Members' equity		5,512,043
	$	8,544,715

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Blaylock Robert Van, LLC (the "Company") is a limited liability company organized under the laws of the state of California on March 26, 2007. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. The Company was formed as the result of a merger between Blaylock & Company, Inc. ("B&Co") and Robert Van Securities, Inc. ("RVSI"), both were registered broker dealers with the SEC and FINRA. The Company's operations consist of distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities. Additional sources of revenue come from commissions from agency transactions in equity securities.

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2011. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions to be cash equivalents.

Receivables from Clearing Brokers

The Company has clearing agreements with Pershing LLC and Goldman Sachs Execution & Clearing, L.P. (collectively referred to as the "Clearing Brokers"). These Clearing Brokers clear all of the Company's security transactions for the Company. The Company is required to maintain certain deposit levels with these Clearing Brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold short.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

1. Nature of business and summary of significant accounting policies (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investment in Private Partnership

Investment in private partnership is valued based on the pro-rata share in the equity of private partnership. Investment in private partnership is included in Level 3 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Securities Transactions

Transactions in securities are recorded on a trade-date basis. Investments in marketable securities owned and marketable securities sold, not yet purchased, consist of common stocks of U.S. companies and are valued at fair value.

Investment Banking Receivables

The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses.

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions are recorded on a trade-date basis. The Company may enter into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets (at fair value)				
Cash equivalents	$ 674,919	$ -	$ -	$ 674,919
Securities owned				
Common stocks	169,739	-	-	169,739
Investment in private partnership		-	3,731,451	3,731,451
	$ 844,658	$ -	$ 3,731,451	$ 4,576,109
Liabilities (at fair value)				
Securities sold, not yet purchased				
Common stocks	$ 29,750	$ -	$ -	$ 29,750

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2010 were as follows:

	Beginning Balance January 1, 2010	Realized & Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2010	Change in Unrealized Gains (Losses) for Investment Still Held at December 31, 2010
Assets (at fair value)						
Investment in private partnership	$ 120,000	$ 1,811,451	$ 1,800,000	$ -	$ 3,731,451	$ 532,481

3. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2010 are as follows:

Computer equipment	$	250,565
Furniture and fixtures		82,958
Leasehold improvements		14,218
		347,741
Less accumulated depreciation		150,000
	$	197,741

4. Liabilities subordinated to claims of general creditors

At December 31, 2010, the Company had a $650,000 subordinated loan agreement approved by FINRA maturing January 31, 2011 and bearing interest at 10% per annum. On January 31, 2011, the loan was repaid and the Company entered into two new subordinated loan agreements, approved by FINRA, maturing in three years and bearing interest at 12% per annum payable quarterly. The subordinated loans aggregate $2,000,000, of which $600,000 is in the form of a secured demand note collateral agreement and $1,400,000 is in the form of cash subordinated loan agreement.

On January 25, 2011, the Company entered into a 90 day temporary subordinated loan agreement approved by FINRA with Pershing, LLC, the Company's clearing agent, in the amount of $4,000,000. The loan was prepaid, with the approval of FINRA, in full on February 3, 2011.

5. Members' equity

The equity of the Company is divided into three classes of shares, Class A, Class B and Class C shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2010, RVSI owns 99.9% of Class A shares. The Class B and Class C members shall have no voting rights. The Class B and Class C shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B and Class C members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2010, B&Co owns 92% of Class B Shares. On February 26, 2010, the Company issued 20 Class C shares representing a 1% membership interest to Capital & Credit Financial Group Limited ("CCFG") for a purchase price of $150,000.

6. Agreement with Capital & Credit Financial Group Limited ("CCFG")

On February 26, 2010, the Company entered into an agreement with CCFG for a Guaranty ("the CCFG Guaranty") in favor of Pershing LLC, the Company's clearing agent, making the Company the beneficiary of the CCFG Guaranty that enables the Company to draw down on the CCFG Guaranty an amount up to and including $5,000,000 without the prior consent of CCFG. This agreement is valid as long as CCFG has a membership interest in the Company. As of December 31, 2010, the Company has not made any draw downs on the CCFG Guaranty and no commissions have been earned or paid to CCFG with respect to referral business.

7. Profit sharing plan

On August 1, 2008, the Company established a nonqualified supplemental deferred compensation plan (the "BRV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of compensation is at the sole discretion of the Board of Directors. The deferred compensation will vest 1/3 on the first day of the succeeding plan year two years after contributions are made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2010, the deferred compensation amount of approximately $443,000 is included in accrued expenses on the statement of financial condition.

8. Life insurance policy

On March 24, 2009, the Company purchased life insurance contracts on the lives of certain key employees. As beneficiary of the life insurance policy, the Company will receive the cash surrender value if the policy is terminated. As of December 31, 2010, the Company has paid approximately $198,000 in premium payments and the cash surrender value is approximately $180,000 and is included in other assets on the statement of financial condition.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $2,580,000 which was approximately $2,480,000 in excess of its minimum requirement of $100,000.

10. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to the Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In addition, the receivables from the Clearing Brokers are pursuant to these clearance agreements and include clearing deposits of approximately $525,000.

12. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

13. Commitments and contingencies

Commitments

The Company leases its office space under leases which expire between 2011 and 2016.

Aggregate future minimum annual lease payments in the years subsequent to December 31, 2010 are as follows:

Year ending December 31,		
2011	$	375,000
2012		191,000
2013		122,000
2014		103,000
2015		22,000
Thereafter		6,000
	$	819,000

Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

14. Related party transactions

On December 21, 2007, the Company entered into a consulting agreement with an affiliate of B&Co.

15. Investment in Marathon Asset Management

On April 24, 2009, the Company and Marathon Asset Management, L.P. ("Marathon") successfully filed an application with the U.S. Department of the Treasury to allow Marathon to serve as a manager of the Legacy Securities Public-Private Investment Fund (the "Legacy Securities PPIF") which proposed that certain fund raising, investment management and related services will be provided to Marathon and/or the Legacy Securities PPIF by the Company. In connection with the services to be provided by the Company, the Company will share in 12% of the fees paid to Legacy Securities (Private Fund) GP, LLC (the "Private Fund").

Additionally, the Company entered into an agreement with Marathon on March 31, 2010, whereby the Company made a capital commitment to the Private Fund of $2,400,000 representing 12% of the total capital commitment of the Private Fund. Marathon has made available to the Company a non recourse loan ("Marathon Loan") of $1,920,000 which bears interest at 2.8% for purposes of funding the capital commitment of the Company. The Marathon Loan will be repaid with net proceeds received from the Private Fund applied to interest accrued on the loan balance then principal outstanding.

As of December 31, 2010, the Company invested 80% of the capital commitment, an aggregate of $1,920,000, in the Private Fund of which the Company has an unfunded investment commitment of $480,000. The Company invested $360,000 in cash, $120,000 from an employee of the Company under the terms of a participation agreement and $1,440,000 under the terms of the Marathon Loan. On February 28, 2011, the Private Fund called another 10% of the Company's capital commitment in the amount of $240,000.

At December 31, 2010, the investment was valued at approximately $3,731,000 and the Company has a remaining liability due to Marathon of approximately $1,294,000 in principal and $8,000 in accrued interest.